



THE GOOD MINERAL
AWARD-WINNING CLEAN MAKEUP
FOR SENSITIVE SKIN
{EVEN ACNE-PRONE SKIN}
LOVES YOU BACK 3IN1 FOUNDATION POWDER
THE GOOD MINERAL

INVEST IN **THE GOOD MINERAL COMPANY**

Acne, Eczema, Rosacea, Skin Allergies? We make feel-good, comfortable coverage without consequence

thegoodmineral.com Billings, MT



Female Founder | Ecommerce | Consumer Goods | Retail | B2C

Highlights

1. 89%-94% Gross Profit Margin
2. 4.5X Growth in 2024 DTC

3	25% Customer Return Rate (coming back for more every month)
4	Unique Proprietary Formulas
5	5-Star Customer Reviews for products and customer service
6	Established Taiwan manufacture partners and USA-based 3PL (3rd Party Logistics)
7	$65 Average Order Value
8	7000+ orders processed through Shopify and Amazon - $270k in revenue ($133k in the last 6 months)

Featured Investors

Enygma Ventures
Invested **$333,000** ⓘ

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Sarah Dusek, Director

"This founder-formulated makeup comes in modern, high-end packaging and offers a fresh, diverse feel. We love the potential of this product and the passion of the managing founder, Ego!"

Nicola Mills in
Invested **$5,000** ⓘ

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Syndicate Lead

Entrepreneur, investor, board member and the Founder, Co-Founder and/or Investor in multiple companies locally and internationally.

"We are proud to invest in The Good Mineral Company, a business that exemplifies innovation, ethical practices, and a genuine commitment to improving lives. Founded by sisters Ego and Natasha Iwegbu, The Good Mineral Company has a compelling story rooted in personal experience and a passion for creating high-quality, skin-friendly makeup. Their journey from hand-formulating products to addressing the needs of those with sensitive and acne-prone skin is truly inspiring. By eliminating all known skin irritants and using only the highest grade, cleanest ingredients, The Good Mineral Company ensures that their products are not only effective but also safe for all skin types. This commitment to quality and ethics sets them apart in the beauty industry. The results speak for themselves. With over 70,000 face matches and countless positive reviews, The Good Mineral Company has proven its ability to deliver products that make a real difference in people's lives."

Our Team



Ego Iwegbu CEO & Co Founder

Founder, entrepreneur and owner of 9 salons. Author, Mathematics graduate, Brand creator, Customer service expert, Moneymaker, Mother of 2 teenage boys. Ego managers all paid ads, SEO, social media, fund raising and retailer pitching.



Rebecca Lunn Inventory & Customer Service Manager

Nothing gets past Rebecca! 5-Star customer service rating and every stock issue noticed, monitored and sorted without exception. Rebecca manages the Amazon account, ShipBob account, Customer Service comms, Shopify Orders and weekly Customer emails.

Sensitive Skin Needs Good Makeup

The Good Mineral is award-winning clean makeup for sensitive, acne-prone skin.



We are here to empower people to look their best no matter their skin condition.





The Problem

1/3

It is estimated that 1 in 3 Americans have skin allergies to cosmetic ingredients, and many more experience irritation due to general and acquired sensitivity.

The problem for sensitive & acne-prone skin is that **makeup can exacerbate skin conditions** with pore-clogging ingredients, irritants, and unclean formulas. Application tools and methods can also irritate skin.



Silicones
Dimethicone

Synthetic dyes

Makeup can exacerbate skin conditions

Many preservatives &

preservatives &
Parabens

Fragrances

But for those with common sensitive skin conditions like acne, eczema, and rosacea makeup can be the only way to face your day with confidence.

But for those with common sensitive skin conditions like acne, eczema, and rosacea…

Makeup can be the only way to face your day with confidence.

This is clear as the US cosmetics market continues to growth at an unstoppable pace; $8.5 billion is spent on color cosmetics alone annually. The need to look good remains but consumers preference for organic, chemical-free, and vegan products has increased and is driving the market.

American's spend $8.5Billion

annually on color cosmetics products (makeup) alone

The Solution

 

Meet The Good Mineral

Minimal ingredients, maximum effect

Makeup hand-formulated *differently* by scientist and co-founder Natasha on her kitchen table over many years. Using the elimination diet process, clean, non-comedogenic, non-irritating ingredients were added one by one for efficacy and soothing natural results.



Every ingredient is non-comedogenic & non-irritating (this is rare!)

Founder formulated *differently* from others, creating a unique range that is free from common makeup nasties

THE GOOD MINERAL formulations are built on vegan, effective, skin-kind ingredients such as Zinc Oxide, Rice Starch, Jojoba Oil, and Kaolin Clay; **Great for all skin**

Built-in mineral SPF for powerful sun protection

The Good Mineral formulations do not contain any harsh, active, treatment-like ingredients; instead, they are built on soothing minerals and ingredients such as Zinc Oxide, Rice Starch, Jojoba Oil, and Kaolin Clay. Yet give incredible glowing coverage and color that feels like nothing but looks like everything. **50,000+ Matches - The Good Mineral is the ultimate clean makeup for sensitive skin.**





Our customers love us!



"I haven't been able to wear make up in over 20 years. Even stuff from the health food store and all natural burned my eyes. I bought the foundation and it was perfect. Great coverage and no burning! I wore it all day with zero issues. Thank you so much!"



"I have acne prone skin with scarring and large pores, and this make up still managed to make my skin look heavenly. It feels very light and smooth and practically melted into my skin. The coverage is great."

Editors Choice



THE **GOOD** MINERAL

"IT CREATES SEAMLESS COVERAGE THAT LOOKS LIKE I HAVE IG'S PARIS FILTER ON MY FACE, BUT IRL."

BYRDIE

JESA MARIE CALAOR · EDITOR



THE **GOOD** MINERAL

"FINALLY, A FOUNDATION I CAN USE AROUND MY ECZEMA-PRONE EYES"

KAYLA GREAVES · SENIOR BEAUTY EDITOR

InStyle



THE **GOOD** MINERAL

"IT CREATES A PHYSICAL PROTECTIVE BARRIER ON THE SKIN THAT PREVENTS CAKING AND ALLOWS YOU TO BUILD THE AMOUNT OF COVERAGE YOU WANT" DR GRAF

ELLE

BAZAAR

marie claire



SELF

WHO WHAT WEAR

The current range is 67 sku's


BLUSH POWDER
RETURN TO EDEN
THE GOOD MINERAL
SUMMER NIGHTS
BRONZER BZ03
LOVES YOU BACK 3IN1 FOUNDATION POWDER
CARAMEL 1
Net wt. 10g / 0.35oz
THE GOOD MINERAL
SOFT COMPLEXION
PRESSED POWDER FOUNDATION
BEAUTY BOOST BLUSH
FLAMINGO PUNCH
THE GOOD MINERAL

Product Innovation

Responding to the need for a more compact version we developed and launched a revolutionary pressed powder range in November 2023. Formulated like no other, with minimal non-comedogenic, non-irritating ingredients, offering soothing velvety coverage. Powered by innovative **binders**, vegan and talc-free, our best-selling shades are almost sold out!

There is so much room for growth with our small but mighty range - We will keep innovating, creating unique formulas that cater to sensitive skin, combining natural, simple ingredients with effective results, in beautiful packaging.

Traction

3 beauty awards won
4X growth in 2024
93% gross profit margin
$300k revenue / $65 AOV / LTV to CAC Ratio: 6:1
25% monthly returning customer rate
7000+ customer database

We are ready to scale with a great US-based fulfilment centre and $1.6M (DTC retail) inventory

4X growth in 2024 based on YoY comparison of Apr-Jul revenue, which was $84K (2024) vs. $19K (2023).

Our KPIs include Average Order Value (AOV), Customer Acquisition Cost (CAC), and Lifetime Value (LTV). Currently:

- **AOV:** $65

- **CAC:** $68

- **LTV:** $390

- **LTV to CAC Ratio:** 6:1

Our goals are to reduce CAC to around $45 by using less expensive channels (SEO, email, social media) and increase LTV through the launch of new, curated products. We also track CTR (click-through rate) on digital ads and emails for effectiveness.

USA Market Size

Total Available Market
TAM **$80 Billion**
USA Cosmetics Market

Serviceable Available Market
SAM **$8.5 Billion**
USA Color Cosmetics Market

Serviceable Obtainable Market
SOB
$2.8 Billion

A third of the US population suffer from skin sensitivity issues and allergies. Consumers' preference for organic, chemical-free, and vegan products has increased and is driving the market.



Roadmap to $50million

2024 - $250K (online)
- Continue to grow through targeted AI-driven Google ad campaigns and personal customer service

2025 - $2.5M (online)
- Intensify holistic marketing efforts
- Restock pressed powder range (including mirror and puff in the case)
- Complete innovation of new product line
- Start Retail Expansion pitching - Ulta, Sephora, Walmart, Target

2026 - $5M (online)
- Launch lip-spf-stick and extra foundation shades
- Invest in color-matching technology

2027 - $20M (online, STORES)
- Retail launch into Ulta, Sephora stores
- Launch new lines
- Invest in technology

2028 - $50M (online, STORES, GLOBAL)
Continue retail expansion in UK Boots/Superdrug, EU Douglas
Launch on a home shopping network like QVC

*Forward looking projections cannot be guaranteed

We are raising a seed round

Raising overall $500K (with $124K on WeFunder) on a SAFE with $4M CAP at 10% Discount

Use of funds

The funds raised in this round are for marketing through the paid ads channel to drive our DTC sales. This raise will get us to $1M in revenue through this channel which will fuel organic growth to the next level.

Note: Future financial projections can not be guaranteed.



The Good Mineral Team includes
Atlanta-based 3PL ShipBob for order fulfilment, warehousing and logistics,
Longstanding relationship with Taiwan-based manufacturers
Awesome web developer, graphics designer, pr agency, digital marketing experts, and accountant.
Plus a variety of software to manage our systems.
EGO IWEGBU
CEO & Co-Founder
Ego is an experienced entrepreneur, retailer and marketer; with a strong operational background in building brands and driving sales.
NATASHA IWEGBU
Co-Founder
Natasha is a scientist and inventor, the original products were created from her alchemy.
SARAH DUSEK
Advisor, Investor, Board Member
Co-founder at Enygma Ventures a VC firm investing in female founders; Sarah is an entrepreneur and a $100million exited founder of Under Canvas.
REBECCA LUNN-ROCKLIFFE
Inventory & Customer Service
Years of beauty brand management and operations Rebecca is able to bring real-world face to face customer service to our digital platform



HEARTBEAT OF
EMERGING BEAUTY

"Empowering women for the confident pursuit of their dreams is my DNA. Whether through beauty, community or encouraging conversations I am a girl's-girl and spent many years in service to women in my salons.

The Good Mineral makeup changed my



The Good Mineral makeup changed my life, supporting my skin through the worst of my acne years.

This fundraising campaign is about community and bringing to life a much needed product to millions that suffer like I did.



Ego Iwegbu | CEO & Co-Founder